U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: AllianzGI Convertible & Income 2024 Target Term Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Allianz Global Investors U.S. LLC

1633 Broadway

New York, NY 10119

Telephone Number (including area code): (888) 852-3922

Name and address of agent for service of process:

Thomas J. Fuccillo Esq.

c/o Allianz Global Investors U.S. LLC

1633 Broadway

New York, NY 10119

Check Appropriate Blank:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

[Rest of Page Intentionally Left Blank]

A copy of the Agreement and Declaration of Trust of AllianzGI Convertible & Income 2024 Target Term Fund (the “Trust”) is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders individually but are binding only upon the assets and property of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York and State of New York on the 24th day of March, 2017.

Signature:

ALLIANZGI CONVERTIBLE & INCOME 2024 TARGET TERM FUND

By: /s/ Thomas J. Fuccillo
Thomas J. Fuccillo President and Chief Executive Officer

Attest:

By: /s/ Lawrence G. Altadonna
Lawrence G. Altadonna Treasurer and Principal Financial and Accounting Officer